BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

April 21, 2022

BNY Mellon Investment Funds V, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation – BNY Mellon Large Cap Equity Fund

To Whom It May Concern:

Effective April 29, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Large Cap Equity Fund (the "fund"), a series of BNY Mellon BNY Mellon Investment Funds V, Inc. (the "Corporation"), as follows:

Until April 29, 2023, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .75%. On or after April 29, 2023, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Corporation, upon the approval of the Board of Directors of the fund and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to April 29, 2023 in the event of termination of the Investment Advisory Agreement between BNYM Investment Adviser and the Corporation with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto James Bitetto Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS V, INC.

By: /s/ James Windels

James Windels

Treasurer